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                              April 10, 2024

       Brian Copple
       General Counsel and Secretary
       HireRight Holdings Corp
       100 Centerview Drive, Suite 300
       Nashville, TN 37214

                                                        Re: HireRight Holdings
Corp
                                                            Schedule 13E-3
filed March 21, 2024
                                                            File No. 005-93449
                                                            Preliminary Proxy
Statement filed March 21, 2024
                                                            File No. 001-40982

       Dear Brian Copple:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing. Page and subsection references below are to the proxy statement listed above, unless otherwise indicated.

       Preliminary Proxy Statement and Schedule 13E-3 filed March 21, 2024

       Background of the Merger, page 21

   1. Clarify your use of the term "Sponsor" here to refer to other parties interested in acquiring the Company. We assume
there is a relationship between the multiple "Sponsors" who
                                                        made acquisition
proposals to acquire HireRight beginning in 2022 and the "Sponsor
                                                        Stockholders" who are
participants in this going private transaction; however, this should be clarified. To avoid
confusion and to clarify the roles of various entities and parties in the process leading up
to the Merger Agreement, revise to specifically identify each
                                                        "Sponsor" by its actual
name throughout. In addition, specifically identify/define each entity that makes up
the group "Sponsor Stockholders" as used in the proxy statement.
                                                        We note that the
initial use of that defined term at the forepart of the proxy statement
 Brian Copple
FirstName   LastNameBrian
HireRight Holdings  Corp Copple
Comapany
April       NameHireRight Holdings Corp
       10, 2024
April 210, 2024 Page 2
Page
FirstName LastName
         identifies two entities by name (General Atlantic and Stone Point) but additionally refers to "their affiliated investment funds."
2. Refer to your descriptions throughout your filing of the Board meeting held on February
         15, 2024 in which the Board determined, among other things, that the Merger was advisable and fair to, and in the best interests of, HireRight and the Unaffiliated
         Stockholders. We note the reference on page 35 that that Board meeting took place "with the members of the HireRight Board affiliated with the Sponsor Stockholders and their respective affiliates not in attendance," and on page 36 that those in attendance "included a majority of the directors who are not employees of HireRight." Please clarify for us supplementally which members of the Board attended this meeting. If neither the members affiliated with the Sponsor Stockholders nor any employee directors attended,
         please provide your analysis of whether the Board   s resolutions
adopted at that meeting
         are valid under Delaware law and the Company   s governing documents.
3. See comment 1 above. We note the references on page 22 to "Financial Advisor A" that assisted HireRight in evaluating an acquisition proposal from Sponsor A and additionally participated in contacts with Sponsors B and C. It appears that information about
         Financial Advisor A and any "reports" (oral or written) it provided in the context of these evaluations may be required under Item 9 of Schedule 13E-3 and Item 1015 of Regulation
         M-A. Please revise or advise.
Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger, page 35

4. At the bottom of page 40, expand to describe specifically how the Special Committee considered the factors taken into account by Centerview in issuing its fairness opinion in reaching its own fairness determination.
5.       Refer to the factors listed in the last three bullet points on page
36. Expand to describe
         how the Board and Special Committee considered each to reach a determination of fairness. For example, what were the "market, customer and competitive trends" and how were they analyzed?
Summary of Centerview Financial Analysis, page 43

6. We note your statement in the first paragraph of this section that "[t]he summary set forth below does not purport to be a complete description of the financial analyses performed or
         factors considered by, and underlying the opinion of, Centerview   "
Please revise this
         language (and the subsequent discussion if applicable) to make clear that all material analyses are described. In the same paragraph, we note the disclosure that "Centerview may have deemed various assumptions more or less probable than other assumptions..."
         Expand the discussion that follows to identify the assumptions Centerview deemed more or less probable and to explain why.
Selected Public Company Analysis, page 44
 Brian Copple
FirstName   LastNameBrian
HireRight Holdings  Corp Copple
Comapany
April       NameHireRight Holdings Corp
       10, 2024
April 310, 2024 Page 3
Page
FirstName LastName

7. Please revise to include the full selected public company analysis instead of a summary.
         Also please identify all the selected companies.
8. Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose the enterprise value for each selected company that is the basis for the multiples disclosed on page 44.
9.       See our last comment above. Explain how the selected companies were chosen by
         revising the disclosure in the second full paragraph on page 44 to describe in more detail the "certain operational, business and/or financial characteristics" Centerview considered comparable to the Company.
Position of the Purchaser Filing Parties as to the Fairness of the Merger, page
46

10. Refer to the last bullet point beginning on page 47. Please revise the disclosure in the third paragraph of this section to clarify whether the analysis and resulting conclusions that the
         Purchaser Filing Parties adopt as their own include Centerview's analyses and discussion.
         See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). If the Purchase
         Filing Parties do not adopt Centerview's analyses and discussion as their own, then revise the disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in Instruction 2 to Item 1014.
11. Refer to the list of risks and other countervailing factors related to the substantive and procedural fairness of the Merger that the Purchaser Filing Parties considered, beginning on page 50. With a view towards disclosure, please tell us whether the Purchaser Filing
         Parties considered the fact that the Sponsor Stockholders were not interested in selling their approximately 75% stake in HireRight to a third party and were only interested in a transaction in which they were buyers of the Company Common Stock.
12. Expand this section to specifically describe how the HireRight Board and the Special
         Committee considered the multiple higher per share offers received by other potential acquirers described in the Background of the Merger section, beginning in August 2022.
         Your revised disclosure should address each alternative offer received from Sponsors A-
         E. See Item 1014(b) of Regulation M-A and Instruction 2(viii) to that Item. Provide the same expanded disclosure as to the other filing persons on the
Schedule 13E-3 later in the
         proxy statement.
Purpose and Reasons of the Purchaser Filing Parties for the Merger, page 51

13. Explain why the Purchaser Filing Parties determined to undertake the Merger at this time.
         See Item 1013(c) of Regulation M-A. In addition, describe any alternatives they considered and why they were rejected in favor of the Merger. See Item 1013(b) of
         Regulation M-A.
14. Expand this section to address the Purchaser Filing Parties' potential plans to acquire and
 Brian Copple
FirstName   LastNameBrian
HireRight Holdings  Corp Copple
Comapany
April       NameHireRight Holdings Corp
       10, 2024
April 410, 2024 Page 4
Page
FirstName LastName
         merge HireRight with "target companies or assets that operate in HireRight's industry."
         Describe any analyses undertaken with respect to such transactions or potential targets to date, or revise to state that there have been none undertaken or identified yet.
Detriments of the Merger to HireRight's Unaffiliated Stockholders, page 54

15. Expand this section to describe additional detriments rather than only the "primary" of the detriment to Unaffiliated Stockholders.
Certain Unaudited Prospective Financial Information, page 55

16. We note your references to the "summary of the Projections" throughout your filing.
         Please revise to include the full Projections instead of a summary. This comment also applies to summary of the comparisons between different forecasts described on page 59.
17. We note the comparison of the 2021 Forecast with the Preliminary Projections provided on page 59, which you state was "reviewed by the Special Committee together with representatives of Centerview on January 11, 2024." We also note your disclosure on page
         28 describing the January 11 meeting and that the Special Committee compared the 2021
         Forecast with the 2023 Model. Please revise throughout to clarify whether the 2023 Model and the Preliminary Projections are the same projections. If they are not the same projections, then revise the disclosure on page 28 to clarify whether the Special
         Committee also compared the 2021 Forecast with the Preliminary Projections and revise this section to include the 2023 Model described on page 28.
18. Please revise footnote 1 to the table on page 57 to clarify whether actual results were included in the 2021 Forecast provided to the Special Committee and Centerview, or only in your filing. If the actual results were not included in the materials provided to the
         Special Committee and Centerview, please tell us why you did not include actual results for 2023 in this table.
The Merger Agreement, page 74

19. Refer to the second paragraph in this section and the statement there that the description of the Merger Agreement "does not purport to be complete." While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the Merger Agreement. Please modify to avoid characterizing the disclosure here as incomplete. In this regard, we note similar language in the first paragraph of this section and on page 73 regarding the Support Agreements.
General

20. Please explain why Stone Point Capital, LLC is not included as a filer on the Schedule
         13E-3. In this regard, we note that Stone Point is a 27% shareholder in the Company and is collaborating with General Atlantic, L.P. to acquire it in the Merger. Revise to include
         Stone Point as a filer on the Schedule 13E-3 and amend the proxy statement to provide all
 Brian Copple
HireRight Holdings Corp
April 10, 2024
Page 5
         of the information required as to that entity individually, to the extent not already provided.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
551-3263.



FirstName LastNameBrian Copple                                  Sincerely,
Comapany NameHireRight Holdings Corp
                                                                Division of
Corporation Finance
April 10, 2024 Page 5                                           Office of
Mergers & Acquisitions
FirstName LastName